Exhibit 99.3

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

USA: Total sells its Midstream Utica assets

to a group of Korean companies

Paris, September 23, 2014 – Total’s affiliate, Total E&P USA, has signed an agreement to sell its 25% interest in Cardinal Gas Services LLC, a midstream company in Ohio’s Utica shale play, to E1 Corporation and a consortium led by Samchully, both from Korea, for 400 million dollars plus an estimated price adjustment of 50 million dollars.

“The sale of this non strategic asset reflects the Group’s active portfolio management and enables us to unlock value while continuing with the development of our resources in the Utica basin as planned” said Olivier de Langavant, Senior Vice President Strategy Business Development R&D at Total Exploration and Production.

Since its establishment in 2011 Cardinal has built a significant part of the gas infrastructure in the Utica basin where it gathers and transports the Utica’s fast growing production. Following this transaction Total will remain an active participant in the Utica play through its upstream joint venture with Chesapeake and Enervest, and Cardinal will continue to provide to Total the same gas gathering and transportation services.

This transaction is expected to close in October 2014 and is subject to regulatory and shareholder approvals and to customary closing conditions.

Total Exploration & Production in the USA

In 2013, the Group’s USA production was 60,000 barrels of oil equivalent per day. In addition to its 25% interest in the Utica upstream joint venture, Total holds a 25% interest in a Chesapeake-operated joint venture in the Barnett shale in Texas. In the Gulf of Mexico, Total holds a 33.3% interest in the Chinook field and a 17% interest in the Tahiti field. Additionally, Total and Cobalt International Energy entered into a strategic alliance in 2009 to explore for oil in the deep offshore Gulf of Mexico.

* * * * *

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com